December 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil
Craig Arakawa
Irene Barberena-Meissner
Kevin Dougherty

Re:	Webus International Ltd.
Amendment No. 9 to Registration Statement on Form F-1
Filed November 14, 2024
File No. 333-269684

Ladies and Gentlemen,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 26, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 10 to the Registration Statement on Form F-1 (the “Amendment No. 10”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 10.

Amendment No. 9 to Registration Statement on Form F-1

Dilution, page 66

1. You disclose the net proceeds from the offering are expected to be approximately $5.81 million after deducting the underwriting discounts and commissions and expenses payable in the amount of $0.56 million and estimated other offering expenses in the amount of approximately $1.63 million. When calculating the net tangible book value per share after the offering using the amounts noted, it appears the pro forma net tangible book value after the offering would be $8.86 million or $0.40 per share. Please provide your calculation of your pro forma net tangible book value of $9.59 million or $0.44 per share of Ordinary Shares included in your dilution table and revise your disclosure, if necessary.

Response: In response to the Staff’s comment, the Company has revised the Capitalization and Dilution sections on pages 65 and 66 of the Amendment No. 10 to add the calculation of pro forma net tangible book value and reflect an increase in the underwriting discount rate from 6% to 7%. The net proceeds from the offering are expected to be approximately $5.73 million after deducting the underwriting discounts and commissions and expenses payable in the amount of $0.64 million and estimated other offering expenses in the amount of approximately $1.63 million, which included the deferred offering costs of $0.73 million that had already been paid by the Company as of June 30, 2024. When calculating the actual net tangible book value, the deferred offering costs and the right-of-use assets, net were deducted from the net book value. Therefore, using the amounts aforementioned, the pro forma net tangible book value after the offering would be $9.51 million or $0.43 per share. The difference between the net tangible book value immediately before and after the offering shall be the amount of net proceeds from the offering, adjusted by adding back the deferred offering costs that had already been paid.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.